EXHIBIT 12

KEYCORP

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in millions)

(unaudited)

	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Computation of Earnings
Net income (loss) attributable to Key	$680	$655	$858	$920	$554	$(1,335)	$(1,468)
Add: Provision for income taxes	201	178	239	369	186	(1,035)	437
Less: Income (loss) from discontinued operations, net of taxes	45	16	9	(44)	(23)	(48)	(173)

Income (loss) before income taxes and cumulative effect of accounting change	836	817	1,088	1,333	763	(2,322)	(858)
Fixed charges, excluding interest on deposits	118	158	200	248	244	314	597

Total earnings for computation, excluding interest on deposits	954	975	1,288	1,581	1,007	(2,008)	(261)
Interest on deposits	124	208	257	390	671	1,119	1,468

Total earnings for computation, including interest on deposits	$1,078	$1,183	$1,545	$1,971	$1,678	$(889)	$1,207

Computation of Fixed Charges
Net rental expense	$85	$80	$109	$106	$120	$122	$111

Portion of net rental expense deemed representative of interest	$13	$12	$16	$16	$18	$18	$28
Interest on short-term borrowed funds	7	8	11	16	20	21	187
Interest on long-term debt	98	138	173	216	206	275	382

Total fixed charges, excluding interest on deposits	118	158	200	248	244	314	597
Interest on deposits	124	208	257	390	671	1,119	1,468

Total fixed charges, including interest on deposits	$242	$366	$457	$638	$915	$1,433	$2,065

Combined Fixed Charges and Preferred Stock Dividends
Preferred stock dividend requirement on a pre-tax basis	$17	$16	$22	$107	$164	$294	$42
Total fixed charges, excluding interest on deposits	118	158	200	248	244	314	597

Combined fixed charges and preferred stock dividends, excluding interest on deposits	135	174	222	355	408	608	639
Interest on deposits	124	208	257	390	671	1,119	1,468

Combined fixed charges and preferred stock dividends, including interest on deposits	$259	$382	$479	$745	$1,079	$1,727	$2,107

Ratio of Earnings to Fixed Charges
Excluding deposit interest	8.08	6.17	6.44	6.37	4.13	(6.39)	(.44)
Including deposit interest	4.45	3.23	3.38	3.09	1.83	(0.62)	.58

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Excluding deposit interest	7.07	5.60	5.80	4.45	2.47	(3.30)	(.41)
Including deposit interest	4.16	3.10	3.23	2.65	1.56	(.51)	.57